Exhibit 99.1

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR MARCH 2022

PANAMA CITY, Panama, April 13, 2022 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for March 2022:

Operating Data	March	March	% Change
	2022	2019
Copa Holdings (Consolidated)
ASM (mm) (1)	1,947.3	2,126.6	-8.4%
RPM (mm) (2)	1,650.5	1,771.7	-6.8%
Load Factor (3)	84.8%	83.3%	1.4p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

Given the irregular nature of the Company's operations starting in March 2020 due to the Covid-19 pandemic, we will compare this and future traffic reports to 2019 statistics.

Consolidated capacity (ASMs) came in 8.4% lower than March 2019, while passenger traffic (RPMs) decreased 6.8%, which resulted in an 84.8% load factor.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G

CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774